UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940
 ____________________________

Deferred Profit-Sharing Plan for Salaried Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2023 and 2022	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	5
Notes to Financial Statements	6

Supplemental Schedule*

Schedule H - Line 4a - Schedule of Delinquent Participant Contributions	17
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)	18

Signature	19

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Deferred Profit-Sharing Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H - Line 4a - Schedule of Delinquent Participant Contributions as of December 31, 2023 and 2022 and supplemental Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Richmond, Virginia
June 7, 2024

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2023	2022
Investments at fair value:
Plan’s interest in Master Trust A	$2,388,990	$1,969,553
Plan’s interest in Master Trust B	791,699	1,183,122
Investments at fair value	3,180,689	3,152,675
Investments at contract value:
Plan’s interest in Master Trust A for fully benefit-responsive investment contracts	419,815	510,756
Total investments	3,600,504	3,663,431
Receivables:
Employer’s contribution	66,672	60,749
Notes receivable from participants	25,193	23,752
Total receivables	91,865	84,501

Net assets available for benefits	$3,692,369	$3,747,932
The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2023
Additions to net assets attributed to:
Plan’s interest in investment income from Master Trust A	$435,038

Interest income on notes receivable from participants	1,416

Contributions to the Plan:
By employer	76,046
By participants	56,531
Total contributions	132,577

Total additions	569,031

Deductions from net assets attributed to:
Plan’s interest in investment loss from Master Trust B	(39,296)

Withdrawals and distributions	(587,488)

Total deductions	(626,784)

Net decrease prior to transfers	(57,753)

Transfers from the Hourly Plan	2,190

Net decrease	(55,563)

Net assets available for benefits:
Beginning of year	3,747,932
End of year	$3,692,369

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible salaried employees, as discussed below in Plan Participation, of Altria Group, Inc. (“Altria”) and certain of its subsidiaries (individually, a “Participating Company”; collectively, the “Participating Companies”). The Plan is designed to provide eligible salaried employees with company contributions, the opportunity for employees to make contributions on a before-tax and/or after-tax basis, company match contributions on employee contributions for Match-Eligible Participants (as defined below), and tax-advantaged investment of the Plan accounts, including a Roth contribution feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Administration
The administration of the Plan has generally been delegated to the Administrator (as defined in the Plan). The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Mondelēz Stock Investment Option”, the “PMI Stock Investment Option” and the “Kraft Heinz Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria (“Altria Stock”), the Class A common stock of Mondelēz International, Inc. (“Mondelēz Stock”), the common stock of Philip Morris International Inc. (“PMI Stock”) and the common stock of The Kraft Heinz Company (“Kraft Heinz Stock”), respectively (collectively, the “Common Stocks”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”. See Investment Options below for further information.
Plan Participation
Eligibility for benefits under the Plan depends on an employee’s Participating Company affiliation and eligibility to participate in a company-sponsored pension plan, as follows:
•“Non-Match-Eligible Participants”:

o	Salaried employees other than Match-Eligible Participants (as defined below) are eligible to make employee contributions and to receive a company contribution; and
•“Match-Eligible Participants”:

o	Salaried employees who do not participate in a company-sponsored pension plan are eligible to make employee contributions and to receive a company contribution, a supplemental company contribution and company match contributions.
Employee Contributions
Each eligible employee may make before-tax, Roth after-tax, and traditional after-tax contributions to the Plan as soon as administratively feasible after a participant’s date of hire. Additionally, as of January 1, 2023, employees may defer up to 50% of their annual incentive compensation to the Plan, subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan. Annual incentive compensation is not treated as eligible compensation for purposes of company contributions, supplemental company contributions or company match contributions.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of six percent (6%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
In addition, employees automatically enrolled have their before-tax contributions automatically increased by one percent (1%) each March 1, subject to Internal Revenue Service (“IRS”) limits. Employees can opt out of this automatic increase program at any time.
The Code imposes a dollar limitation on the combined amount of before-tax and Roth after-tax contributions for a calendar year. A participant’s combined before-tax and Roth after-tax contributions were limited to $22,500 and $20,500 in 2023 and 2022, respectively. Additionally, the Plan limited the participant’s combined before-tax, Roth after-tax, and traditional after-tax contributions to thirty-five percent (35%) of eligible compensation, excluding catch-up contributions.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax and/or Roth after-tax catch-up contributions up to the limit prescribed in the Code. For 2023 and 2022, the catch-up contribution was limited to $7,500 and $6,500, respectively.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution, a supplemental company contribution and/or company match contributions as discussed below.
Contributions for highly compensated employees are subject to limitations imposed by the Code.
Company contribution – In general, the formula to compute the company contribution is as follows:

	Target adjusted diluted EPS growth rate *
If Altria’s actual adjusted diluted EPS growth rate is:	Under the target range	Within the target range	Above the target range
Then the company contribution (expressed as a percentage of each eligible participant’s compensation) is:	8%	10%	12%
* Target adjusted diluted earnings per share (“EPS”) growth rate, as defined in the Plan, is announced by Altria, generally in late January of each year.

Employees hired or rehired on or after January 1, 2022 are immediately eligible for the company contribution.
Under certain circumstances, the Chief Executive Officer of Altria has the discretion to consider other financial performance metrics in determining the company contribution.
The Plan provides, in the event of a Change of Control (as defined in the Plan document) of Altria, for a company contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants’ compensation that was contributed to the Plan as a company contribution for the year prior to the year in which the Change of Control occurs, or (b) ten percent (10%) of the participants’ applicable compensation.
Supplemental company contribution – A supplemental company contribution equal to five percent (5%) of each eligible participant’s compensation is made on behalf of Match-Eligible Participants who are eligible for a company contribution, subject to the limitations below.
Limit on company and supplemental company contribution – The aggregate company and supplemental company contribution to the Plan cannot exceed three percent (3%) of Altria’s Consolidated Earnings, as defined in the Plan document, allocated between the Plan and the Deferred Profit-Sharing Plan for Hourly Employees (the “Hourly Plan”) proportionally based on the aggregate compensation of eligible participants in each plan.
Company match contributions – Effective January 1, 2023, employees, who are Match-Eligible Participants, are eligible for a company match on before-tax and Roth after-tax catch-up contributions made to the Plan. Prior to January 1, 2023, matching contributions were not made on catch-up contributions. Effective January 1, 2023, Match-Eligible Participants who make before-tax, Roth after-tax, and/or traditional after-tax contributions for a payroll period are immediately eligible to receive company match contributions, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period. Previously, Match-Eligible Participants were required to complete 90 days of service in order to be eligible to receive company match contributions.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
Eligible Plan participants are generally eligible for company and supplemental company contributions, as well as a true-up match contribution for a particular year if they are employed by one of the Participating Companies on the last business day of the calendar year. This requirement to be employed on the last business day of the year is waived if participants leave employment due to retirement, death or disability. Participants are considered to have retired if they had reached age 50 and completed at least five years of service as of the date they left employment with the Participating Companies.
Company contributions are based on compensation through the participant’s departure date.
Participant Accounts
Each participant’s Plan accounts are adjusted by any employee and employer contributions, as well as the allocated share of the investment activities and administrative expenses for each investment option held.
Vesting
Participants hired or rehired before January 1, 2022 are fully vested at all times in their Plan account balances. Participants hired or rehired on or after January 1, 2022 are fully vested in their employee contributions and company match contributions at all times, and become fully vested in company contributions and supplemental company contributions after completing one year of service (including any prior service with a Participating Company), unless an employee dies, becomes disabled, or reaches age 65 while in active service.
Investment Options
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options and other applicable laws. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option, for which the underlying investment is a collective investment fund.
The Mondelēz Stock Investment Option, the PMI Stock Investment Option and the Kraft Heinz Stock Investment Option (individually and collectively, the “Non-Altria Stock Investment Option”) were each removed as a Plan investment option as of May 31, 2023. Participants with holdings in the Non-Altria Stock Investment Option had the opportunity to exchange any investment in these funds by May 31, 2023 into another Plan-eligible investment option. Any participant holdings that remained in the Non-Altria Stock Investment Option on May 31, 2023 were automatically exchanged into the Balanced Fund Investment Option. As of March 1, 2023, when participants were notified that the Non-Altria Stock Investment Option was being removed from the investment lineup, participant holdings in the Non-Altria Stock Investment Option were approximately $261 million. As of May 31, 2023, the remaining participant holdings of approximately $79 million were exchanged into the Balanced Fund Investment Option.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash and treated as a taxable distribution from the Plan, or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2023 were approximately $23 million. Altria Stock dividends payable in cash directly to participants at December 31, 2023 and 2022 were each approximately $6 million.
Prior to May 31, 2023, any cash dividends paid on Non-Altria Stock held in a Non-Altria Stock Investment Option could not be reinvested in Non-Altria Stock, but instead were invested according to the participant’s investment elections. If the participant had not provided an investment election, cash dividends were invested in the Balanced Fund Investment Option. The participant did not have the right to elect to have dividends for Non-Altria Stock paid to them in cash.
Master Trusts
Certain assets of the Plan are co-invested with certain assets of the Hourly Plan, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with certain assets of the Hourly Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts.”
Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.
Participants may receive a distribution upon termination of employment, including retirement, in a lump sum, partial distributions, or installments. The IRS requires minimum distributions for all participants starting at age 73 (age 72 if the participant reached age 72 prior to January 1, 2023).
The Plan adopted certain optional relief permitted by the CARES Act, which was passed in 2020. The Plan allowed eligible participants who were impacted by the COVID-19 pandemic to take “coronavirus-related distributions” of up to $100,000 without penalty during 2020. The distributions are repayable to the Plan within three years.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of fifty percent (50%) of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the twelve-month period preceding the loan request over the participant’s outstanding loan balance on the date the loan is made. Loan repayment periods are up to twenty-five years depending on the type of loan.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein in the financial statements and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan has diversified investment options in investment securities, including the Altria Stock Investment Option. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Altria Stock, which could be subject to significant market fluctuations. For further discussion of investment options, see Note 1. Description of the Plan.
Interest in Master Trusts
The Plan’s interest in the Master Trusts and share of investment activities are based upon the total of the participants’ Plan accounts.
Valuation of the Master Trusts’ Investments and Income Recognition
The Master Trusts’ investment assets are reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 5. Fair Value Measurements for further discussion of fair value

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NOTES TO FINANCIAL STATEMENTS
measurements. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants generally receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3. Master Trust A Investments for further discussion of fully benefit-responsive investment contracts.
Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.
Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as trustee fees, participant recordkeeping, communications, audit and certain legal fees are paid by the Master Trusts and evenly distributed to all participant accounts.
Individual participant transaction fees (including fees associated with the trading of Common Stocks), managed account fees, and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction or service.

3.	Master Trust A Investments
At December 31, 2023 and 2022, the net assets of Master Trust A were as follows (in thousands of dollars):

	2023		2022
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust Balances	Plan’s interest in Master Trust Balances
Investments at fair value:
Collective investment funds	$2,037,314	$1,807,534	$1,688,835	$1,510,525
Registered investment companies	526,208	476,622	392,944	356,850
Government securities	109,552	93,515	110,827	93,834
Other	15,002	11,319	11,668	8,344
Investments at fair value	2,688,076	2,388,990	2,204,274	1,969,553
Investments at contract value:
Fully benefit-responsive investment contracts	573,799	419,815	690,169	510,756
Total Investments	3,261,875	2,808,805	2,894,443	2,480,309

Receivables:
Interest and dividend income	1,193	—	617	—

Payables:
Administrative expenses	(347)	—	(241)	—

Net assets	$3,262,721	$2,808,805	$2,894,819	$2,480,309

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
Master Trust A investment activities for the year ended December 31, 2023 were as follows (in thousands of dollars):

Interest and dividends	$43,546
Net appreciation in fair value of investments	444,144
Investment income, net	$487,690

Plan’s interest in investment income from Master Trust A	$435,038
As discussed in Note 2. Summary of Significant Accounting Policies - Valuation of the Master Trusts’ Investments and Income Recognition, the Plan’s interest in Master Trust A and share of investment activities are based upon the total of the participants’ Plan accounts. Certain transactions in process at year-end may result in differences between Master Trust A net assets and the total of the participants’ Plan accounts. These differences were not material as of December 31, 2023 and 2022.
Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund. Master Trust A had no traditional GICs as of December 31, 2023 and 2022.
A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value. The aggregate contract value of the synthetic GICs was approximately $574 million and $690 million at December 31, 2023 and 2022, respectively.
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the contract issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions such as the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from a stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract that is not cured within the applicable period. Actions that will result in a breach (after any relevant cure period) include: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; or failure to adhere to investment guidelines.

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NOTES TO FINANCIAL STATEMENTS

4.	Master Trust B Investments
At December 31, 2023 and 2022, the net assets of Master Trust B were as follows (in thousands of dollars):

	2023		2022
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust Balances	Plan’s interest in Master Trust Balances
Investments at fair value:
Common stocks:
Altria Stock	$1,129,137	$778,867	$1,278,991	$892,880
PMI Stock	—	—	268,723	215,617
Mondelēz Stock	—	—	57,639	49,153
Kraft Heinz Stock	—	—	11,571	9,820
Cash and cash equivalents	39	13	43	22
Total investments at fair value	1,129,176	778,880	1,616,967	1,167,492

Receivable - dividend income	16,244	12,819	19,561	15,630

Net assets	$1,145,420	$791,699	$1,636,528	$1,183,122
Master Trust B investment activities for the year ended December 31, 2023 were as follows (in thousands of dollars):

Dividends on common stocks	$111,491
Net depreciation in common stocks	(166,398)
Investment loss, net	$(54,907)

Plan’s interest in investment loss from Master Trust B	$(39,296)

5.	Fair Value Measurements
Financial Accounting Standards Board authoritative guidance provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan uses a fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs used to measure fair value are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Following is a description of the valuation methodologies used for investments measured at fair value.
There were no transfers between Level 1 and Level 2 holdings in the Master Trusts’ investments assets during 2023 and 2022. In addition, there were no Level 3 holdings or transactions in the Master Trusts’ investment assets at December 31, 2023 and 2022.

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NOTES TO FINANCIAL STATEMENTS
The methods described below are not necessarily indicative of net realizable value or reflective of future fair values, nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Registered Investment Companies
Investments in registered investment companies are valued at the closing net asset value (“NAV”) publicly reported on the last business day of the year.
Government Securities
Government securities consist of investments in U.S. Treasury securities. Government securities are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. Matrix pricing, yield curves and indices are used when broker quotes are not available.
Common Stocks
Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date.
Collective Investment Funds
Collective investment funds consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A collective investment funds include equity index funds, a U.S. diversified bond fund and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index and Morgan Stanley Capital International Europe, Australasia, and the Far East Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective collective investment funds, which are valued based on the NAV, and are provided by the investment account manager as a practical expedient to estimate fair value. These investments are not classified by level but are disclosed to permit reconciliation to the fair value of Master Trust A investment assets.
The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2023 were as follows (in thousands of dollars):

	Level 1	Level 2	Totals
Master Trust A
Registered investment companies	$526,208	$—	$526,208
Government securities	—	109,552	109,552
Other	—	15,002	15,002

	$526,208	$124,554	650,762
Investments measured at NAV as a practical expedient for fair value:
Collective investment funds			2,037,314

Total Master Trust A investments at fair value			$2,688,076

Master Trust B
Common stocks	$1,129,176	$—	$1,129,176

Total Master Trust B investments at fair value	$1,129,176	$—	$1,129,176

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NOTES TO FINANCIAL STATEMENTS
The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2022 were as follows (in thousands of dollars):

	Level 1	Level 2	Totals
Master Trust A
Registered investment companies	$392,944	$—	$392,944
Government securities	—	110,827	110,827
Other	—	11,668	11,668

	$392,944	$122,495	515,439
Investments measured at NAV as a practical expedient for fair value:
Collective investment funds			1,688,835

Total Master Trust A investments at fair value			$2,204,274

Master Trust B
Common stocks	$1,616,967	$—	$1,616,967

Total Master Trust B investments at fair value	$1,616,967	$—	$1,616,967

The following table summarizes additional disclosures related to Master Trust A investments measured at NAV as a practical expedient to estimate fair value as of December 31, 2023 and 2022 (in thousands of dollars):

	Fair Value
Collective Investment Funds	2023	2022	Redemption Frequency	Redemption Notice Period
U.S. equity index	$1,452,413	$1,210,820	Daily	None
International equity index	$250,011	$206,793	Daily	None
U.S. fixed income	$334,890	$271,222	Daily	None

6.	Related Party and Party-In-Interest Transactions
Master Trust B includes participant investments in Altria Stock. During the years ended 2023 and 2022, Master Trust B participant purchases of Altria Stock were approximately $312 million and $308 million, respectively, and participant sales of Altria Stock were approximately $310 million and $297 million, respectively. Net depreciation activity from the investment in Altria Stock, including dividends received, caused Master Trust B to decrease by approximately $44 million for the year ended December 31, 2023. Master Trust A investments include collective investment funds managed by SSgA, an affiliate of State Street. State Street is a trustee as defined by the Plan. The investment balance in these collective investment funds was approximately $913 million and $706 million as of December 31, 2023 and 2022, respectively. These investments and transactions in these investments do not constitute prohibited transactions under ERISA.

7.	Plan Amendment and Termination
The Altria Board of Directors (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution, supplemental company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Altria Corporate Employee Benefit Committee and the Administrator the authority to amend the Plan, provided that the annual cost of such amendment does not exceed specified dollar limits. Each Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

8.	Tax Status
By letter dated May 11, 2017, the IRS has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code. Consequently, the related Master Trusts are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes the Plan continues to be designed and operated in accordance with the applicable provisions of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The tax provisions of the Plan have been analyzed as of December 31, 2023 and 2022, and there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

9.	Reconciliation of Financial Statements to Form 5500
The following are reconciliations of the Plan’s interest in Master Trust A and the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2023 and 2022 (in thousands of dollars):

	2023	2022
Plan’s interest in Master Trust A at fair value	$2,388,990	$1,969,553
Plan’s interest in Master Trust A for fully benefit-responsive investment contracts at contract value	419,815	510,756
	2,808,805	2,480,309
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(30,910)	(41,586)
Plan’s interest in Master Trust A at fair value per the Form 5500	$2,777,895	$2,438,723

	2023	2022
Net assets available for benefits per the financial statements	$3,692,369	$3,747,932
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(30,910)	(41,586)
Net assets available for benefits per the Form 5500	$3,661,459	$3,706,346

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2023 (in thousands of dollars):

2023
Change in net assets available for benefits per the financial statements	$(55,563)
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	10,676
Change in net assets available for benefits per the Form 5500	$(44,887)

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

10.	Subsequent Events
Effective January 1, 2024, NJOY, LLC, a subsidiary of Altria, was named as a Participating Company in the Plan.
Effective April 30, 2024, the NJOY, LLC 401(k) Plan (the “NJOY Plan”) merged into the Plan. Company matching contributions transferred from the NJOY Plan will be treated as company match contributions and company nonelective contributions transferred from the NJOY Plan will be treated as company contributions for purposes of the withdrawal and loan provisions of the Plan. All contributions transferred from the NJOY Plan will be 100% vested at all times. Approximately $10 million of assets transferred from the NJOY Plan into the Plan.

Deferred Profit-Sharing Plan for Salaried Employees
Schedule H - Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2023 and 2022

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2022-51
Year	Check Here if Late Participant Loan Repayments are Included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2022	$594	$—	$594	$—	$—
2023	$1,338	$—	$1,338	$—	$—

Note: The above contributions were transmitted to the trustee after the date the Department of Labor (“DOL”) may determine as the earliest date such contributions reasonably could have been segregated from the employer’s general assets. The contributions were fully corrected by March 2024 in accordance with the Internal Revenue Service and DOL procedures.

Deferred Profit-Sharing Plan for Salaried Employees
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$2,777,895,495

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock	Master Trust	n/a	$791,699,151

*	Notes receivable from participants	Interest rates range from 3.25% to 9.50% Maturity dates through 2048	n/a	$25,193,281
* indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Total Rewards & Aviation of Altria Client Services LLC, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

By	/s/ THOMAS H. WATSON
Thomas H. Watson Vice President, Total Rewards & Aviation, Altria Client Services LLC
Date: June 7, 2024